

July 6, 2021

Michael Pollastro
Chief Executive Officer
Global Warming Solutions, Inc.
28751 Rancho CA RD, Suite 100
Temecula, CA 92590

      Re: Global Warming Solutions, Inc.
          Amendment No. 4 to Registration Statement on Form 10-12G
          Filed June 21, 2021
          File No. 000-53170

Dear Mr. Pollastro:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 4 to Form 10-12G Filed June 21, 2021

Item 1. Business
Business Strategy
Industry Overview, page 6

1.   Please refer to your response to comment 1. Please confirm our understanding that your decision to divest and discontinue all of your operations pertaining to CBD sales was made some time after you issued the May 4, 2021 press release stating otherwise. In this regard, please also confirm, if true, that Green Holistic Solutions, Inc. is not your "Agricultural Subsidiary" and that the issuance of 18 million shares in Green Holistic Solutions, Inc. does not represent a majority or controlling interest. In this regard, we note that Green Holistic Solutions, Inc. has been formed by two of your significant shareholders; please provide related party disclosure in future filings.

Description of Business
Patents, Trademarks, Trade Secrets and Other Intellectual Property
Exclusive Rights License Technology, page 7

2.   We re-issue comment 2 in part, as you have not revised your disclosure to clarify who holds the patent to the patented turbine technology and the terms of your licensing arrangement. In this regard, we note your press releases dated May 11 and 26, 2021 suggest that you are licensing this technology from Dr. Yuri Abramov.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Carl G. Hawkins, Esq.